UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       SCHEDULE 13D/A-7 (FINAL AMENDMENT)

                    Under the Securities Exchange Act of 1934


                              BANCWEST CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   059790 10 5
                                 (CUSIP Number)

                                   BNP PARIBAS
                           16, Boulevard des Italiens
                               75009 Paris, France
                            (011) (33) (1) 4014-7286
                            Attention: Pierre Mariani

                       French American Banking Corporation
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 841-3197
                            Attention: Everett Schenk
                                 with copies to:

                               Daniel S. Sternberg
                                 Paul E. Glotzer
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                               New York, NY 10006
                                 (212) 225-2000

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 20, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

BNP Paribas ("BNP Paribas") and French American Banking Corporation ("FABC") hereby amend their joint Statement on Schedule 13D dated November 10, 1998, as amended by Amendment No. 1 thereto, dated July 20, 1999, Amendment No. 2 thereto, dated September 20, 1999, Amendment No. 3 thereto, dated November 30, 1999, Amendment No. 4 thereto, dated February 2, 2000, Amendment No. 5 thereto, dated May 4, 2001, and Amendment No. 6 thereto, dated May 8, 2001, relating to the common stock, par value $1.00 per share (the "Common Stock"), of BancWest Corporation, a Delaware Corporation (the "Issuer" or "BancWest") (such Statement on Schedule 13D as amended, the "Schedule 13D"), as set forth below. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.


         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Item 5.  Interest in Securities of the Issuer.

         The Merger of Chauchat L.L.C., a wholly-owned subsidiary of BNP Paribas, with and into BancWest was consummated and became effective on December 20, 2001. At the effective time of the Merger, all outstanding shares of Common Stock were cancelled and converted solely into the right to receive $35.00 per share in cash, without interest thereon (except for shares held in the treasury of BancWest or by any wholly owned Subsidiary of BancWest (other than Fiduciary Shares (as defined in the Merger Agreement) and shares held in respect of a debt previously contracted) which were cancelled without any consideration being payable therefor) and BancWest became a wholly owned subsidiary of BNP Paribas. Accordingly, this Amendment No. 7 constitutes the Final Amendment to the
Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 20, 2001


                                          BNP PARIBAS

                                          By: /s/ Pierre Mariani
                                              --------------------------------
                                          Name: Pierre Mariani
                                          Title: Head of International
                                                 Retail Banking





                                          FRENCH AMERICAN BANKING CORPORATION

                                          By: /s/ Patrick J. Donegan
                                              --------------------------------
                                          Name: Patrick J. Donegan
                                          Title: Secretary